Loblaw
COMPANIES LIMITED

loblaw.ca

1 President's Choice Circle
Brampton, Ontario L6Y 5S5
tel 905.459.2500
fax 905.861.2602

November 17, 2006

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of the International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA 20549

Dear Sirs:

Re: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the Third Quarterly Report with accompanying asset coverage ratios to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours truly,

Robert A. Balcom
Senior Vice President,
Secretary & General Counsel

Enclosures

82-4918



Third Quarter 2006
Report to Shareholders
40 Weeks Ended October 7, 2006








Loblaw

Loblaw
COMPANIES LIMITED

Loblaw Companies Limited Third Quarter 2006

Forward-Looking Statements

This Quarterly Report for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw"), including the Management's Discussion and Analysis ("MD&A"), contains forward-looking statements which reflect management's expectations regarding the Company's objectives, plans, goals, strategies, future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements include expected sales and earnings prospects for 2006. Forward-looking statements are typically identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, any of which could result in, among other things, changes in the Company's or its competitors' pricing strategies, the ability to realize anticipated cost savings, including those resulting from restructuring and other cost reduction initiatives, the ability to execute restructuring plans effectively and in a timely manner, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the legislative and regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The Company cautions that this list of factors is not exhaustive. These factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of the MD&A included in the Company's 2005 Annual Report.

The assumptions applied in making the forward-looking statements contained in this Quarterly Report, including this MD&A include the following: economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our market nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, anticipated cost savings are realized as planned, continuing future restructuring activities are effectively executed and executed in a timely manner, the Company does not significantly change its approach to its current restructuring activities, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Quarterly Report, including the MD&A are made only as of the filing date of this Quarterly Report and the Company does not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Contents

Report to Shareholders

Since the beginning of 2005 and throughout 2006, the financial performance of Loblaw Companies Limited ("Loblaw" or the "Company") has been uncharacteristically poor. The Company's market capitalization has declined by approximately $7 billion over this period of time and adjusted operating income(1) on a year-to-date basis is lower than during the same period of 2005 despite a commitment of approximately $2 billion in capital.

Loblaw is Canada's largest food retailer with the number one food and grocery market share in every region, great sites, a strong balance sheet and powerful brands and has all the attributes to compete fiercely and successfully over the long term. However, significant action is required.

The new management team is refocusing the business through three themes: Simplify, Innovate, and Grow, and has developed a "Formula for Growth" as a framework for a three year renewal plan.

Loblaw realized third quarter basic net earnings per common share of 74 cents compared to 70 cents for the same period of 2005. Adjusted basic net earnings per common share(1) for the third quarter of 2006 totaled 90 cents compared to 92 cents in 2005, a decline of 2.2%.

Sales for the third quarter of 2006 increased 4.6% or $400 million to $9.0 billion. Sales increases were realized across all regions of the country and in food, general merchandise and drugstore areas. Same-store sales increased by 2.0%, albeit versus soft comparisons a year ago. The growth in sales and same-store sales is higher by approximately 1.0% excluding the loss in tobacco sales. As reported previously, in the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of the Company's cash & carry and wholesale club network thereby adversely impacting sales.

Loblaw earned operating income of $398 million in the third quarter of 2006 compared to $379 million during the same period of 2005 and resulted in operating margin of 4.4% for the third quarters of both 2006 and 2005. Adjusted operating income(1) in the third quarter of 2006 of $434 million compared to $457 million in 2005 and resulted in adjusted operating margins(1) of 4.9% and 5.4% respectively. A number of items identified in determining adjusted operating income(1) in this and previous quarters are detailed in the Management's Discussion and Analysis.

The Company's supply chain performance is stable, with distribution service levels in food at normal operating levels, representing an improvement over last year. General merchandise and drugstore service levels are slowly improving.

As part of the Company's regular review of its ability to recover the carrying value of inventory by selling inventory through normal channels, management identified certain excess inventory, primarily general merchandise. During the third quarter of 2006, the Company concluded that the carrying value of this inventory should be reduced to reflect its best estimate of the net realizable amount. Accordingly, an additional $18 million charge recorded in the third quarter resulted in a total inventory valuation provision of $31 million.

(1) See Non-GAAP Financial Measures on page 16.

The investment in lower food prices to drive sales growth continues to have a negative impact on net earnings. Improvements in buying synergies and the effect of the sales mix between food, general merchandise and drugstore offset the investment in lower food prices, driving marginal improvements in aggregate gross margin percentage. The Company continues to incur higher than anticipated store and distribution centre operational costs, principally relating to labour and third-party storage locations.

The "Formula for Growth" is focused on how the Company will compete and succeed for the long term. In support of this, a number of actions summarized below are in progress. The aggregate impact of some of these actions has been quantified and is expected to be in the range of $127 million to $140 million. These actions are as follows:

- Subsequent to the end of the third quarter of 2006, members of certain Ontario locals of the United Food and Commercial Workers union ratified a new four-year collective agreement. The new agreement enables the Company to convert 44 stores in Ontario to *The Real Canadian Superstore* banner or food stores with equivalent labour economics, and the flexibility to invest in additional store labour where appropriate. As a result of securing this agreement, the Company will incur one-time costs of approximately $75 million to $80 million, including a $36 million contribution to a multi-employer pension plan. Also included in these costs is a payment of $31 million, due upon ratification. The Company expects this agreement to generate economic benefits and to provide increased operating efficiencies, on a store by store basis, in a critical era of intensifying competition.

- As part of a review of the Quebec operations, management approved a plan in the fourth quarter to close 19 underperforming stores mainly within the Provigo banner. This will result in a charge of approximately $40 million to $45 million for fixed asset impairment and other costs arising from these store closures and employee termination costs.

- As a result of the loss in tobacco sales following the change by a major tobacco supplier to direct shipment to certain customers of the Company, a review of the impact on the cash & carry and wholesale club network was undertaken. Subsequent to quarter end, management approved and communicated a formal plan to close 24 wholesale outlets over the next several months, which were impacted most significantly by this change. This reorganization will result in a charge of approximately $12 million to $15 million for fixed asset impairment and other costs arising from these closures and employee termination costs.

These costs will be recorded when the appropriate criteria for recognition are met. The majority of these costs are expected to be recorded in the fourth quarter of 2006. The Company continues to evaluate and review the costs of these actions.

In addition, other areas under review are the following:

- inventory;
- supply chain costs;
- the Company's organizational structure; and
- pharmacy-related legislative changes.

Possible activities in these areas, the costs of which are not yet quantified and which may also result in a material impact to operating income in the fourth quarter, are as follows:

- The Company continues to manage inventory levels down to more desirable levels in store backrooms, outside storage as well as distribution centres. It is assessing whether it is appropriate to consider certain inventory, primarily general merchandise, for liquidation, determining potential liquidation options including the use of third-party liquidators and estimating the costs associated with the liquidation process. The Company expects to conclude on this course of action in the fourth quarter and will record the necessary valuation provisions to arrive at liquidation values at that time, which may be material.

- Loblaw understands the need for efficient and cost effective operations and as such the business intends to migrate more quickly than previously anticipated to a simpler and more efficient operating structure. Although no formal plan has been completed, as part of this program, costs are expected to be associated with this change.

- The supply chain cost savings originally anticipated are unlikely to be achieved in the previously disclosed timeframe and will be reviewed along with additional supply chain restructuring initiatives. The Company will update more fully on these cost implications at the appropriate time.

- As a result of recently enacted legislative changes by the Ontario government, pharmacy-related operating income is expected to decrease commencing in the fourth quarter of 2006. The Company expects to mitigate some of the impact of these changes.

The Company believes that sales growth for 2006 excluding the impact of variable interest entities[1] as previously stated will be in the range of 3% - 6%. The Company is continuing to invest in food prices in certain markets and increasing its level of advertising support which may have negative earnings implications for the year. As a result of these investments together with continuing higher supply chain costs, adjusted basic net earnings per common share[1] for 2006 are expected to be less than the previously provided guidance of 0% - 5% below 2005 results. The Company will also return to its previous practice of not providing earnings guidance.

Galen Weston
Executive Chairman

Toronto, Canada
November 15, 2006

(1) See Non-GAAP Financial Measures on page 16.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the Company's 2006 unaudited interim period consolidated financial statements and the accompanying notes on pages 20 to 28 of this Quarterly Report and the audited annual consolidated financial statements and the accompanying notes for the year ended December 31, 2005 and the related annual MD&A included in the Company's 2005 Annual Report. The Company's 2006 unaudited interim period consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. These interim period consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries and variable interest entities ("VIEs") that the Company is required to consolidate in accordance with Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15"). A glossary of terms used throughout this Quarterly Report can be found on page 68 of the Company's Financial Report contained in its 2005 Annual Report. In addition, this Quarterly Report includes the following terms: "rolling year return on average total assets" which is defined as cumulative operating income for the latest four quarters divided by average total assets excluding cash, cash equivalents and short term investments; and "rolling year return on average shareholders' equity" which is defined as cumulative net earnings available to common shareholders for the latest four quarters divided by average total common shareholders' equity. The information in this MD&A is current to November 15, 2006, unless otherwise noted.

Results of Operations

For the third quarter of 2006, basic net earnings per common share were 74 cents compared to 70 cents in 2005, an increase of 5.7%. Basic net earnings per common share were impacted in the third quarter of 2006 by the following:

- a charge of 14 cents per common share for the net effect of stock-based compensation and the associated equity forwards;
- a charge of 3 cents per common share related to a departure entitlement charge; and
- income of 1 cent per common share related to the consolidation of VIEs.

After adjusting for the above noted items, adjusted basic net earnings per common share[1] were 90 cents for the third quarter of 2006 compared to 92 cents in 2005, a decline of 2.2%, which excluded the impact of the following:

- a charge of 2 cents per common share for the net effect of stock-based compensation and the associated equity forwards;
- a charge of 4 cents per common share for restructuring and other charges;
- a charge of 10 cents per common share for Goods and Services Tax and provincial sales taxes;
- a charge of 5 cents per common share for direct costs associated with supply chain disruptions; and
- a charge of 1 cent per common share related to the consolidation of VIEs.

(1) See Non-GAAP Financial Measures on page 16.

Sales Sales for the third quarter increased by 4.6% or $400 million to $9.0 billion, including a decrease of 0.4% or $26 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15. In 2006, sales excluding the impact of VIEs[1] increased by $426 million or 5.0% over the comparable period last year. Sales increases were realized across all regions of the country and in food, general merchandise and drugstore areas.

Sales and Sales Growth Excluding the Impact of VIEs[1]

For the periods ended October 7, 2006 and October 8, 2005 ($ millions except where otherwise indicated)	2006 (16 weeks)	2005[2] (16 weeks)	2006 (40 weeks)	2005[2] (40 weeks)
Total sales	$ 9,010	$ 8,610	$ 21,856	$ 21,075
Less: Sales attributable to the consolidation of VIEs	121	147	291	317
Sales excluding the impact of VIEs[1]	$ 8,889	$ 8,463	$ 21,565	$ 20,758
Total sales growth	4.6%	6.4%	3.7 %	6.7%
Less: Impact on sales growth attributable to the consolidation of VIEs	(0.4)%	1.8%	(0.2)%	1.6%
Sales growth excluding the impact of VIEs[1]	5.0%	4.6%	3.9 %	5.1%

The following factors further explain the major components in the change in sales for the quarter over the prior year:

- same-store sales increase of 2.0% albeit versus soft comparisons a year ago;
- a decline in tobacco sales negatively impacted sales and same-store sales by approximately 1%;
- significant sales growth from *The Real Canadian Superstore* program in Ontario;
- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" was approximately 2.5% for the third quarter of 2006, compared to approximately 2.0%, in the comparable period of 2005, with variances by region; and
- an increase in net retail square footage of 1.7 million square feet or 3.5% during the latest four quarters, due to the opening of 46 new corporate and franchised stores and the closure of 38 stores, inclusive of stores which have undergone conversions and major expansions; during the third quarter of 2006, 17 new corporate and franchised stores were opened and 17 were closed resulting in a net increase of 0.5 million square feet or 1.1%.

(1) See Non-GAAP Financial Measures on page 16.

(2) The Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"* in the first quarter of 2006 on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for 2005 and 2004 have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the "Accounting Standards Implemented in 2006" section included in this MD&A.

Investments in the form of lower food prices continue to be made in specific markets in support of the Company's business strategy to grow sales levels. Excluding the loss in tobacco sales of 2006, the growth in sales and same-store sales would have been higher by approximately 1.0%. As reported previously, in the third quarter of 2006, a major tobacco supplier commenced shipping directly to certain customers of the Company's cash & carry and wholesale club network thereby adversely impacting sales. Sales in the fourth quarter are expected to be further adversely impacted as a result of this change. Tobacco sales are a significant portion of these businesses, although not a large earnings contributor.

For the first three quarters of the year, sales of $21.9 billion were 3.7% ahead of last year. The following factors in addition to the quarterly factors mentioned above, further explain the change in year-to-date sales over the same period in the prior year:

- year-to-date same-store sales increase of 0.6%; and
- an increase in net retail square footage during the latest four quarters as noted above. In the first three quarters, 29 new corporate and franchised stores were opened and 29 stores were closed resulting in a net increase of 0.9 million square feet or 1.8% from year end 2005.

Operating Income Operating income for the third quarter of 2006 increased $19 million, or 5.0%, from last year to $398 million. The operating margin was 4.4% for the third quarter of 2006 comparable to the same period in 2005.

The impact of the restructuring plan introduced in the first quarter of 2005 continued into 2006. This plan included the restructuring of the supply chain network and the office move and reorganization of the operation support functions. An incremental $1 million (2005 – $6 million) of costs associated with the restructuring of the supply chain network, which is anticipated to be fully implemented by the end of 2008, was recognized in the third quarter of 2006. Of the $90 million total expected costs to be incurred by the end of 2008, $70 million has been recognized during 2005 and 2006. The remaining costs will be recognized as appropriate criteria are met.

All of the expected $25 million of costs associated with the office move and reorganization of the operation support functions were recognized by the end of the first quarter of 2006.

($ millions)	Costs Recognized 2006 (16 weeks)	Costs Recognized 2005 (16 weeks)	Costs Recognized 2006 (40 weeks)	Costs Recognized 2005 (40 weeks)	Total Expected Costs	Total Expected Costs Remaining
Supply chain network	$ 1	$ 6	$ 8	$ 60	$ 90	$ 20
Office move and reorganization of the operation support functions		11	1	20	25	
Total restructuring and other charges	$ 1	$ 17	$ 9	$ 80	$ 115	$ 20

The Company recognized a charge in operating income of $31 million (2005 – $4 million) for the net effect of stock-based compensation and the associated equity forwards and income of $8 million (2005 – $3 million) related to the consolidation of VIEs, during the third quarter.

In addition, the Company recorded a $12 million charge to income in the third quarter of 2006 related to the departure of John A. Lederer from the position of President and Director of the Company. An additional $10 million was paid pursuant to various incentive plans, the majority of which was previously accrued.

Operating income, in 2005, for the third quarter and year-to-date was negatively impacted by the charges for direct costs associated with supply chain disruptions and Goods and Services and provincial sales taxes. These charges accounted for a decline in operating income in 2005, in the quarter and year-to-date of approximately $60 million.

After adjusting for the above-noted items, adjusted operating income(1) was $434 million in the third quarter of 2006 compared to $457 million in the comparable period of 2005, a decrease of 5.0%. Adjusted operating margin(1) was 4.9% in the third quarter of 2006 compared to 5.4% in 2005. Adjusted EBITDA margin(1) decreased to 6.9% from 7.3% in 2005.

The Company's supply chain performance is stable, with distribution service levels in food at normal operating levels, representing an improvement over last year. General merchandise and drugstore service levels are slowly improving. As part of the move to a national systems platform, three additional warehouse systems conversions were completed during the quarter with minimal disruption to continuing operations.

As part of the Company's regular review of its ability to recover the carrying value of inventory by selling inventory through normal channels, management identified certain excess inventory, primarily general merchandise. During the third quarter of 2006, the Company concluded that the carrying value of this inventory should be reduced to reflect its best estimate of the net realizable amount. Accordingly, an additional $18 million charge recorded in the third quarter resulted in a total inventory valuation provision of $31 million.

The investment in lower food prices to drive sales growth continues to have a negative impact on net earnings. Improvements in buying synergies and the effect of the sales mix between food, general merchandise and drugstore offset the investment in lower food prices, driving marginal improvements in aggregate gross margin percentage. The Company continues to incur higher than anticipated store and distribution centre operational costs, principally relating to labour and third-party storage locations.

(1) See Non-GAAP Financial Measures on page 16.

Operating income for the first three quarters of 2006 decreased $23 million, or 2.3% to $1.0 billion, and resulted in an operating margin of 4.5% as compared to 4.8% in the corresponding period in 2005. During the first three quarters of 2006, the Company recorded restructuring and other charges of $9 million (2005 – $80 million) of which $8 million (2005 – $60 million) was related to the supply chain network and $1 million (2005 – $20 million) related to the office move and reorganization of the operation support functions. In addition, the Company recognized a year-to-date charge in operating income of $43 million (2005 –$16 million) for the net effect of stock-based compensation and the associated equity forwards, a charge of $12 million for departure entitlement and income of $8 million (2005 – $4 million) related to the consolidation of VIEs.

Adjusted operating income[1] for the first three quarters of 2006 decreased $119 million, or 10.3% to $1.0 billion compared to $1.2 billion in the comparable period of 2005. Year-to-date adjusted operating margin[1] was 4.8% compared to 5.6% in 2005. Adjusted EBITDA margin[1] decreased to 6.9% from 7.5% in 2005. The 2006 year-to-date results include the first quarter effects of product supply issues resulting from the implementation challenges arising from the 2005 conversions, and delays in program activities which resulted in foregone sales and in lost leverage on the fixed components of operating and administrative expenses.

The new management team is refocusing the business through three themes: Simplify, Innovate, and Grow, and has developed a "Formula for Growth" as a framework for a three year renewal plan.

The "Formula for Growth" is focused on how the Company will compete and succeed for the long term. In support of this, a number of actions summarized below are in progress. The aggregate impact of some of these actions has been quantified and is expected to be in the range of $127 million to $140 million. These actions are as follows:

- Subsequent to the end of the third quarter of 2006, members of certain Ontario locals of the United Food and Commercial Workers union ratified a new four-year collective agreement. The new agreement enables the Company to convert 44 stores in Ontario to *The Real Canadian Superstore* banner or food stores with equivalent labour economics, and the flexibility to invest in additional store labour where appropriate. As a result of securing this agreement, the Company will incur one-time costs of approximately $75 million to $80 million, including a $36 million contribution to a multi-employer pension plan. Also included in these costs is a payment of $31 million due upon ratification. The Company expects this agreement to generate economic benefits and to provide increased operating efficiencies, on a store by store basis, in a critical era of intensifying competition.

(1) See Non-GAAP Financial Measures on page 16.

- As part of a review of the Quebec operations, management approved a plan in the fourth quarter to close 19 underperforming stores mainly within the Provigo banner. This will result in a charge of approximately $40 million to $45 million for fixed asset impairment and other costs arising from these store closures and employee termination costs.

- As a result of the loss in tobacco sales following the change by a major tobacco supplier to direct shipment to certain customers of the Company, a review of the impact on the cash & carry and wholesale club network was undertaken. Subsequent to quarter end, management approved and communicated a formal plan to close 24 wholesale outlets over the next several months, which were impacted most significantly by this change. This reorganization will result in a charge of approximately $12 million to $15 million for fixed asset impairment and other costs arising from these closures and employee termination costs.

These costs will be recorded when the appropriate criteria for recognition are met. The majority of these costs are expected to be recorded in the fourth quarter of 2006. The Company continues to evaluate and review the costs of these actions.

In addition, other areas under review are the following:

- inventory;
- supply chain costs;
- the Company's organizational structure; and
- pharmacy-related legislative changes.

Possible activities in these areas, the costs of which are not yet quantified and which may also result in a material impact to operating income in the fourth quarter, are as follows:

- The Company continues to manage inventory levels down to more desirable levels in store backrooms, outside storage as well as distribution centres. It is assessing whether it is appropriate to consider certain inventory, primarily general merchandise, for liquidation, determining potential liquidation options including the use of third-party liquidators and estimating the costs associated with the liquidation process. The Company expects to conclude on this course of action in the fourth quarter and will record the necessary valuation provisions to arrive at liquidation values at that time, which may be material.

- Loblaw understands the need for efficient and cost effective operations and as such the business intends to migrate more quickly than previously anticipated to a simpler and more efficient operating structure. Although no formal plan has been completed, as part of this program, costs are expected to be associated with this change.

- The supply chain cost savings originally anticipated are unlikely to be achieved in the previously disclosed timeframe and will be reviewed along with additional supply chain restructuring initiatives. The Company will update more fully on these cost implications at the appropriate time.

- As a result of recently enacted legislative changes by the Ontario government, pharmacy-related operating income is expected to decrease commencing in the fourth quarter of 2006. The Company expects to mitigate some of the impact of these changes.

Interest Expense For the third quarter of 2006, interest expense was $78 million and comparable to the same period in 2005. Interest on long term debt was $86 million compared to $89 million in 2005. Interest expense on financial derivative instruments, which includes the effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards, was $3 million (2005 – nil) for the quarter. During the third quarter, $6 million (2005 – $7 million) of interest expense was capitalized to fixed assets. Interest expense year-to-date was $199 million compared to $191 million in 2005.

Income Taxes The effective income tax rate for the third quarter increased to 35.3% compared to 34.9% in 2005 mainly due to the income tax impact related to stock-based compensation and the associated equity forwards. The year-to-date effective income tax rate decreased to 31.3% from 32.8% in 2005 mainly as a result of the changes in the Canadian federal and certain provincial statutory income tax rates partially offset by the income tax impact related to stock-based compensation and the associated equity forwards. The cumulative effects of the changes in the Canadian federal and certain provincial statutory income tax rates on future income tax assets and liabilities are included in the consolidated financial statements at the time of substantive enactment. Accordingly, in the second quarter of 2006, a $16 million reduction to future income tax expense was recognized as a result of the reduction in the Canadian federal and certain provincial statutory income tax rates.

Net Earnings Net earnings for the third quarter increased $11 million, or 5.7%, to $203 million from $192 million in the third quarter of 2005 and decreased $8 million, or 1.5%, to $537 million year-to-date. Basic net earnings per common share for the third quarter increased 4 cents or 5.7% to 74 cents from 70 cents in 2005 and decreased 3 cents, or 1.5% to $1.96 year-to-date. Adjusted basic net earnings per common share[1] for the third quarter decreased 2 cents to 90 cents from 92 cents in 2005. Year-to-date adjusted basic net earnings per common share[1] of $2.14 in 2006 declined 11.2% from $2.41 in 2005.

Financial Condition

Financial Ratios In line with 2005, Loblaw continued to maintain a consistent financial position into the first three quarters of 2006. The net debt[1] to equity ratio of .68:1 at the end of the third quarter of 2006 compared to .73:1 in the same period of 2005 and to .66:1 at year end 2005. The improvement in the net debt[1] to equity ratio at the end of the third quarter of 2006 compared to the end of the third quarter last year was mainly due to the increase in shareholders' equity offset by marginally higher net debt[1] primarily related to VIEs. The net debt[1] to equity ratio at the end of the third quarter is typically higher than that of year end due to cyclical fluctuations in working capital. Consistent with prior years' trends, the net debt[1] to equity ratio is expected to improve in the fourth quarter.

As a result of higher interest expense and lower operating income, the interest coverage ratio was 4.9 times for the first three quarters of 2006 compared to 5.3 times in 2005. The interest coverage ratio for the fourth quarter is expected to be below that of 2005.

The rolling year return on average total assets[1] at the end of the third quarter of 2006 decreased to 10.8% compared to 12.5% for the comparable period of 2005 and to 11.2% at year end 2005. The rolling year return on average shareholders' equity at the end of the third quarter decreased to 12.2% compared to 16.2% for the comparable period of 2005 and to 13.2% at year end 2005. Both ratios were negatively impacted by the decline in cumulative operating income for the latest four quarters.

Common Dividends As declared by Loblaw's Board of Directors, a quarterly dividend of 21 cents per common share was paid on October 1, 2006.

Outstanding Share Capital The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,054,814 common shares were outstanding at quarter end. Further information on the Company's outstanding share capital is provided in Note 10 to the unaudited interim period consolidated financial statements.

(1) See Non-GAAP Financial Measures on page 16.

Liquidity and Capital Resources

Cash Flows from Operating Activities Third quarter cash flows from operating activities were $394 million in 2006 compared to $494 million in 2005. The majority of the change in cash flows from operating activities was due to a use in non-cash working capital, primarily from a decrease in accounts payable and accrued liabilities during the quarter. On a year-to-date basis, cash flows from operating activities were $403 million compared to $659 million in 2005. The change in cash flows from operating activities year-to-date is mainly due to the increase in the use of non-cash working capital. On an annual basis, the cash flows from operating activities are expected to fund a large portion of Loblaw's 2006 funding requirements, including its planned capital investment activity of approximately $900 million. The investment in non-cash working capital is expected to decline and net earnings before minority interest and depreciation and amortization are expected to increase throughout the fourth quarter.

Cash Flows used in Investing Activities Third quarter cash flows used in investing activities were $229 million compared to $419 million in 2005. On a year-to-date basis cash flows used in investing activities were $899 million compared to $447 million in 2005. The longer term to maturity profile of the Company's short term investment portfolio resulted in a shift in classification to short term investments from cash and cash equivalents. This shift in the short term investment portfolio was offset by a decline in capital investment. During the second quarter of 2005, proceeds from the sale of a portfolio of third-party long term loans receivable were included in cash flows used in investing activities.

Capital investment for the third quarter amounted to $313 million (2005 – $385 million) and $676 million (2005 – $821 million) year-to-date, as Loblaw continues its commitment to maintain and renew its asset base and invest for growth across Canada.

President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, securitized $125 million (2005 – $125 million) of credit card receivables during the third quarter and $240 million (2005 – $225 million) year-to-date through the sale of a portion of the total interest in these receivables to an independent trust. The securitizations yielded a nominal net loss (2005 – nominal net loss) based on the assumptions disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report. The independent trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2005 – 15%) of the securitized amount.

During the first quarter of 2006 PC Bank restructured its credit card securitization program. Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 million of five year senior and subordinated notes at a weighted average rate of 4.5% to finance the purchase of credit card receivables previously securitized by PC Bank through an independent trust. The subordinated notes provide credit support to those notes which are more senior. PC Bank will continue to service the credit card receivables on behalf of Eagle, but will not receive any fee for its servicing obligations and has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. The restructuring of the portfolio yielded a nominal net loss.

($ millions)	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Operating income	$ 398	$ 379	$ 984	$ 1,007
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	31	4	43	16
Restructuring and other charges	1	17	9	80
Departure entitlement charge	12		12	
Goods and Services Tax and provincial sales taxes		40		40
Direct costs associated with supply chain disruptions		20		20
VIEs	(8)	(3)	(8)	(4)
Adjusted operating income	$ 434	$ 457	$ 1,040	$ 1,159

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding the impact of VIEs.

Adjusted EBITDA and Margin The following table reconciles adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to adjusted operating income which is reconciled to Canadian GAAP measures reported in the unaudited interim period consolidated statements of earnings, in the previous table, for the sixteen and forty week periods ended October 7, 2006 and October 8, 2005.

Adjusted EBITDA is useful to management in assessing the Company's performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program.

($ millions)	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Adjusted operating income	$ 434	$ 457	$ 1,040	$ 1,159
Add (deduct) impact of the following:				
Depreciation and amortization	184	172	457	418
VIEs depreciation and amortization	(7)	(9)	(19)	(18)
Adjusted EBITDA	$ 611	$ 620	$ 1,478	$ 1,559

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding the impact of VIEs.

Cash Flows (used in) from Financing Activities Third quarter cash flows used in financing activities were $143 million compared to $180 million in 2005. On a year-to-date basis cash flows from financing activities were $147 million compared to $125 million in 2005. During the second quarter of 2006, the Company repaid its $125 million of 8.70% Series 1996 Provigo Inc. Debenture as it matured.

During the third quarter, the Company's Medium Term Notes and Debentures were downgraded by Dominion Bond Rating Service to "A" from "A (high)" and the Commercial Paper rating was confirmed at "R-1 (low)". In both cases the trend was changed to "stable" from "negative". Subsequent to quarter end, the Company's long-term corporate credit and commercial paper ratings were downgraded by Standard & Poor's to "A-" from "A" and to "A-1 (low)" from "A-1 (mid)", respectively. The Company was removed from CreditWatch with negative implications and the outlook was changed to "stable". The Company does not expect these actions to have a material impact on its ability to access the capital markets or the cost thereof.

During the first quarter of 2006, Loblaw renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 13,702,740 of its common shares, representing approximately 5% of the common shares outstanding. In accordance with the rules and by-laws of the Toronto Stock Exchange, Loblaw may purchase its shares at the then market prices of such shares.

Quarterly Results of Operations

The following is a summary of selected consolidated financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. Each of the quarters presented is 12 weeks in duration except for the third quarter which is 16 weeks in duration.

Summary of Quarterly Results

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter	
($ millions except where otherwise indicated)	2006	2005	2006	2005	2006	2005	2005	2004
Sales[(2)]	$ 9,010	$ 8,610	$ 6,699	$ 6,405	$ 6,147	$ 6,060	$ 6,552	$ 6,283
Net earnings	$ 203	$ 192	$ 194	$ 211	$ 140	$ 142	$ 201	$ 337
Net earnings per common share								
Basic ($)	$ 0.74	$ 0.70	$ 0.71	$ 0.77	$ 0.51	$ 0.52	$ 0.73	$ 1.23
Diluted ($)	$ 0.74	$ 0.70	$ 0.71	$ 0.76	$ 0.51	$ 0.52	$ 0.73	$ 1.22

(2) The Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"* in the first quarter of 2006 on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for 2005 and 2004 have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the "Accounting Standards Implemented in 2006" section included in this MD&A.

Sales and same-store sales in the third quarter of 2006 were impacted by the loss in tobacco sales as discussed previously. In the second and third quarters of 2006, investments in the form of lower food prices were made in specific markets. Sales and same-store sales growth in the second quarter of 2006 were positively impacted by the timing of Easter, which occurred three weeks later in 2006, resulting in a shift in holiday sales into the second quarter of 2006. The positive impact on sales growth in the second quarter and corresponding negative impact on sales growth in the first quarter of 2006 from the shift in Easter sales was estimated to be approximately 1%. The impact of school holiday timing during the first week of 2006 combined with one less selling day adversely impacted sales growth by an estimated 1% for the first quarter of 2006. Sales from VIEs consolidated by the Company commencing in 2005, accounted for quarterly sales growth for the last quarter of 2005 of 1.6% when compared to the same quarter in 2004.

Net earnings for 2006 and 2005 include the effect of costs associated with the supply chain disruptions in addition to fluctuations in stock-based compensation net of the impact of the associated equity forwards. Net earnings for the second quarter of 2006 were positively impacted by changes in Canadian federal and certain provincial statutory income tax rates. Variability in net earnings in 2005 were also impacted by restructuring and other charges and charges related to Goods and Services Tax and provincial sales taxes.

Operating Risks and Risk Management

Labour During the third quarter of 2006, the collective agreement of the employees of *The Real Canadian Superstore* banner in Alberta, Canada expired. The Company has good relations with its employees and unions and, although not currently anticipated, the renegotiation of this collective agreement may result in work stoppages or slowdowns, which could negatively affect the Company's financial performance, depending on their nature and duration.

Legal During the third quarter, the Government of Ontario passed Bill 102, the Transparent Drug System for Patients Act, 2006 (the "Act") and approved a number of amendments to regulations under the Ontario Drug Benefit Act and the Drug Interchangeability and Dispensing Fee Act. The legislation prohibits the receipt of rebates paid by manufacturers to pharmacies in respect of interchangeable products and products listed in Ontario's Formulary. Pharmacies are permitted to accept only limited defined professional allowances to be used in compliance with a new Code of Conduct. As a result of recently enacted legislative changes by the Ontario government, pharmacy-related operating income is expected to decrease commencing in the fourth quarter of 2006. The Company expects to mitigate some of the impact of these changes.

Accounting Standards Implemented in 2006

Effective January 1, 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued by the Canadian Institute of Chartered Accountants in September 2005. EIC 156 addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the statement of earnings. Accordingly, the implementation of EIC 156 on a retroactive basis, resulted in a reclassification reducing both sales and cost of sales, selling and administrative expenses as follows:

	First Quarter (12 weeks)		Second Quarter (12 weeks)		Third Quarter (16 weeks)		Fourth Quarter (12 weeks)		Total (52 weeks)	
($ millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales as previously reported	$ 6,124	$5,677	$6,436	$6,069	$8,653	$8,134	$6,588	$6,329	$ 27,801	$ 26,209
Sales after reclassification	$ 6,060	$5,622	$6,405	$6,036	$8,610	$8,089	$6,552	$6,283	$ 27,627	$ 26,030
Reclassification between sales and cost of sales, selling and administrative expenses	$ 64	$ 55	$ 31	$ 33	$ 43	$ 45	$ 36	$ 46	$ 174	$ 179

As reclassifications, these changes did not impact net earnings. Operating margins, adjusted operating margins(1) and adjusted EBITDA margins(1) for 2005 have also been recalculated and updated if applicable as a result of the change in sales.

(1) See Non-GAAP Financial Measures on page 16.

Outlook

The Company believes that sales growth for 2006 excluding the impact of variable interest entities[1] as previously stated will be in the range of 3% - 6%. The Company is continuing to invest in food prices in certain markets and increasing its level of advertising support which may have negative earnings implications for the year. As a result of these investments together with continuing higher supply chain costs, adjusted basic net earnings per common share[1] for 2006 are expected to be less than the previously provided guidance of 0% - 5% below 2005 results. The Company will also return to its previous practice of not providing earnings guidance.

Additional Information

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Quarterly Report in measuring the financial performance and financial condition of the Company for the reasons set out below. These measures do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP.

Sales and Sales Growth Excluding the Impact of VIEs These financial measures exclude the impact on sales from the consolidation by the Company of certain independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. This impact on sales is excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. Both the current and comparative measures reflect the retroactive implementation of EIC 156. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table "Sales and Sales Growth Excluding the Impact of VIEs" on page 5 of this MD&A.

Adjusted Operating Income and Margin The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the unaudited interim period consolidated statements of earnings for the sixteen and forty week periods ended October 7, 2006 and October 8, 2005. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted operating income and margin are useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

Adjusted Basic Net Earnings per Common Share The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the unaudited interim period consolidated statements of earnings for the sixteen and forty week periods ended October 7, 2006 and October 8, 2005. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted basic net earnings per common share is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Basic net earnings per common share	$ 0.74	$ 0.70	$ 1.96	$ 1.99
Add (deduct) impact of the following:				
Net effect of stock-based compensation and the associated equity forwards	0.14	0.02	0.19	0.07
Restructuring and other charges		0.04	0.02	0.19
Changes in statutory income tax rates			(0.06)	
Departure entitlement charge	0.03		0.03	
Goods and Services Tax and provincial sales taxes		0.10		0.10
Direct costs associated with supply chain disruptions		0.05		0.05
VIEs	(0.01)	0.01		0.01
Adjusted basic net earnings per common share	$ 0.90	$ 0.92	$ 2.14	$ 2.41

Net Debt The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at October 7, 2006 and October 8, 2005. The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments. The net debt to equity ratio is useful in assessing the amount of leverage employed.

($ millions)	2006	2005
Bank indebtedness	$ 58	$ 48
Commercial paper	864	692
Long term debt due within one year	29	159
Long term debt	4,208	4,205
Less: Cash and cash equivalents	550	885
Short term investments	342	4
Net debt	$ 4,267	$ 4,215

Total Assets The following table reconciles total assets used in the return on average total assets to Canadian GAAP measures reported in the unaudited interim period consolidated balance sheets as at October 7, 2006 and October 8, 2005. The Company believes the return on average total assets ratio is useful in assessing the performance of its operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in the ratio.

($ millions)	2006	2005
Total assets[(3)]	$ 14,031	$ 13,545
Less: Cash and cash equivalents	550	885
Short term investments	342	4
Total assets	$ 13,139	$ 12,656

(3) Certain prior year's information was reclassified to conform with the current year's presentation.

Consolidated Statements of Earnings

(unaudited)

For the periods ended October 7, 2006 and October 8, 2005 ($ millions except where otherwise indicated)	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Sales (note 2)	$ 9,010	$ 8,610	$ 21,856	$ 21,075
Operating Expenses				
Cost of sales, selling and administrative expenses (note 2)	8,427	8,002	20,406	19,530
Depreciation and amortization	184	172	457	418
Restructuring and other charges (note 3)	1	17	9	80
Goods and Services Tax and provincial sales taxes		40		40
	8,612	8,231	20,872	20,068
Operating Income	398	379	984	1,007
Interest Expense (note 4)	78	78	199	191
Earnings Before Income Taxes	320	301	785	816
Income Taxes (note 5)	113	105	246	268
Net Earnings Before Minority Interest	207	196	539	548
Minority Interest	4	4	2	3
Net Earnings	$ 203	$ 192	$ 537	$ 545
Net Earnings Per Common Share ($) (note 6)				
Basic	$ 0.74	$ 0.70	$ 1.96	$ 1.99
Diluted	$ 0.74	$ 0.70	$ 1.96	$ 1.98

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Statements of Retained Earnings

(unaudited)

For the periods ended October 7, 2006 and October 8, 2005 ($ millions except where otherwise indicated)	2006 (40 weeks)	2005 (40 weeks)
Retained Earnings, Beginning of Period	$ 4,694	$ 4,193
Net earnings	537	545
Premium on common shares purchased for cancellation		(15)
Dividends declared per common share – 63¢ (2005 – 63¢)	(173)	(173)
Retained Earnings, End of Period	$ 5,058	$ 4,550

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

As at October 7, 2006 and December 31, 2005 ($ millions)	2006 (unaudited)	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 550	$ 916
Short term investments	342	4
Accounts receivable (note 7)	585	656
Inventories	2,155	2,020
Income taxes	20	3
Future income taxes	53	72
Prepaid expenses and other assets	72	30
Total Current Assets	3,777	3,701
Fixed Assets	7,987	7,785
Goodwill	1,589	1,587
Other Assets	678	688
Total Assets	$ 14,031	$ 13,761
Liabilities		
Current Liabilities		
Bank indebtedness	$ 58	$ 30
Commercial paper	864	436
Accounts payable and accrued liabilities	2,062	2,535
Long term debt due within one year (note 9)	29	161
Total Current Liabilities	3,013	3,162
Long Term Debt (note 9)	4,208	4,194
Future Income Taxes	233	237
Other Liabilities	314	271
Minority Interest	13	11
Total Liabilities	7,781	7,875
Shareholders' Equity		
Common Share Capital (note 10)	1,192	1,192
Retained Earnings	5,058	4,694
Total Shareholders' Equity	6,250	5,886
Total Liabilities and Shareholders' Equity	$ 14,031	$ 13,761

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

(unaudited)

For the periods ended October 7, 2006 and October 8, 2005 ($ millions)		2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Operating Activities					
Net earnings before minority interest		$ 207	$ 196	$ 539	$ 548
Depreciation and amortization		184	172	457	418
Restructuring and other charges (note 3)		1	17	9	80
Goods and Services Tax and provincial sales taxes			40		40
Future income taxes		29	22	13	48
Change in non-cash working capital		(63)	36	(679)	(483)
Other		36	11	64	8
Cash Flows from Operating Activities		394	494	403	659
Investing Activities					
Fixed asset purchases		(313)	(385)	(676)	(821)
Short term investments		(2)		(350)	271
Proceeds from fixed asset sales		71	24	81	68
Credit card receivables, after securitization (note 7)		32	17	84	71
Franchise investments and other receivables		(5)	(33)	(5)	52
Other		(12)	(42)	(33)	(88)
Cash Flows used in Investing Activities		(229)	(419)	(899)	(447)
Financing Activities					
Bank indebtedness		(45)	(36)	28	1
Commercial paper		19	(22)	428	220
Long term debt	– Issued	14	21	18	329
	– Retired (note 9)	(16)	(12)	(154)	(235)
Common share capital	– Issued				1
	– Retired		(16)		(16)
Dividends		(115)	(115)	(173)	(173)
Other					(2)
Cash Flows (used in) from Financing Activities		(143)	(180)	147	125
Effect of foreign currency exchange rate changes on cash and cash equivalents			(44)	(17)	(21)
Initial impact of variable interest entities					20
Change in Cash and Cash Equivalents		22	(149)	(366)	336
Cash and Cash Equivalents, Beginning of Period		528	1,034	916	549
Cash and Cash Equivalents, End of Period		$ 550	$ 885	$ 550	$ 885

See accompanying notes to the unaudited interim period consolidated financial statements.

Notes to the Unaudited Interim Period Consolidated Financial Statements

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and follow the same accounting policies and methods of application as those used in the preparation of the audited annual consolidated financial statements for the year ended December 31, 2005 except as described in Note 2. Under Canadian GAAP, additional disclosure is required in annual financial statements and accordingly the unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Loblaw Companies Limited 2005 Annual Report.

The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. The Company also consolidates variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest.

Use of Estimates and Assumptions The preparation of the unaudited interim period consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the unaudited interim period consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that may be undertaken in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Comparative Information Certain prior year's information was reclassified to conform with the current year's presentation, see Note 2.

Note 2. Accounting Standards Implemented in 2006

Effective January 1, 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting for Consideration by a Vendor to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued by the Canadian Institute of Chartered Accountants in September 2005. EIC 156 addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the statement of earnings. Accordingly, the implementation of EIC 156 on a retroactive basis, resulted in a reduction in both sales and cost of sales, selling and administrative expenses of $43 million for the third quarter of 2005 and $138 million for the first three quarters of 2005. As reclassifications, these changes did not impact net earnings.

Note 3. Restructuring and Other Charges

During 2005, management of the Company approved a comprehensive plan to restructure its supply chain operations nationally. The restructuring plan is expected to be completed by the end of 2008 and the total restructuring cost under this plan is estimated to be approximately $90 million. Of the $90 million total estimated cost, approximately

$57 million is attributable to employee termination benefits which include severance and additional pension costs resulting from the termination of employees, $13 million to fixed asset impairment and accelerated depreciation of assets relating to this restructuring activity and $20 million to site closing and other costs directly attributable to the restructuring plan. In the third quarter of 2006, the Company recognized $1 million (2005 – $6 million) of restructuring costs resulting from this plan. At the end of the third quarter of 2006, $20 million in estimated costs remain to be incurred and will be recognized as appropriate criteria are met. The year-to-date charge of $8 million (2005 – $60 million) is composed of $4 million (2005 – $47 million) for employee termination benefits resulting from planned involuntary terminations and $4 million (2005 – $13 million) of other costs directly associated with these initiatives.

In addition, the Company consolidated several administrative and operating offices from across southern Ontario into a new national head office and Store Support Centre in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office. During the first three quarters of 2006, the Company recognized $1 million (2005 – $20 million) of restructuring costs resulting from this restructuring activity. All of the expected $25 million of costs related to these initiatives were recognized by the end of the first quarter of 2006.

The following table provides a summary of the costs recognized and cash payments made in 2006 as well as the corresponding net liability as at October 7, 2006.

($ millions)	Employee Termination Benefits	Site Closing Costs and Other	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	2006 (40 weeks) Total	2005 (40 weeks) Total
Net Liability as at December 31, 2005	$ 41	$ -	$ 41			
Costs recognized during the period:						
Supply chain network	$ 4	$ 2	$ 6	$ 2	$ 8	$ 60
Office move and reorganization of the operation support functions		1	1		1	20
	$ 4	$ 3	$ 7	$ 2	$ 9	$ 80
Cash payments during the period:						
Supply chain network	$ 4	$ 1	$ 5			
Office move and reorganization of the operation support functions	1	2	3			
	$ 5	$ 3	$ 8			
Net liability as at October 7, 2006	$ 40	$ -	$ 40			
Recorded in the consolidated balance sheet as follows:						
Other assets(1)	$ 9		$ 9			
Accounts payable and accrued liabilities	10		10			
Other liabilities	21		21			
Net liability as at October 7, 2006	$ 40		$ 40			

(1) Represents defined benefit pension plan costs applied to other assets.

Note 4. Interest Expense

($ millions)	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Interest on long term debt	$ 86	$ 89	$ 219	$ 223
Interest on financial derivative instruments	3		5	(7)
Net short term interest	(5)	(4)	(9)	(8)
Capitalized to fixed assets	(6)	(7)	(16)	(17)
Interest expense	$ 78	$ 78	$ 199	$ 191

Net interest paid in the third quarter and year-to-date was $65 million and $211 million (2005 – $56 million and $189 million), respectively.

Note 5. Income Taxes

Net income taxes paid in the third quarter and year-to-date were $50 million and $248 million (2005 – $87 million and $335 million), respectively.

The cumulative effects of changes in Canadian federal and certain provincial statutory income tax rates on future income tax assets and liabilities are included in the consolidated financial statements at the time of substantive enactment. Accordingly, in the second quarter of 2006, a $16 million reduction to future income tax expense was recognized as a result of the reduction in the Canadian federal and certain provincial statutory income tax rates.

Note 6. Basic and Diluted Net Earnings per Common Share

	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Net earnings ($ millions)	$ 203	$ 192	$ 537	$ 545
Weighted average common shares outstanding (in millions)	274.1	274.2	274.1	274.2
Dilutive effect of stock-based compensation (in millions)	0.2	0.9	0.2	1.1
Diluted weighted average common shares outstanding (in millions)	274.3	275.1	274.3	275.3
Basic net earnings per common share ($)	$ 0.74	$ 0.70	$ 1.96	$ 1.99
Dilutive effect of stock-based compensation per common share				(0.01)
Diluted net earnings per common share ($)	$ 0.74	$ 0.70	$ 1.96	$ 1.98

Stock options outstanding with an exercise price greater than the average market price of the common shares for the period were not recognized in the computation of diluted net earnings per common share. Accordingly, for the third quarter and first three quarters of 2006, 3,937,049 (2005 – 66,255) stock options, with a weighted average exercise

price of $61.86 (2005 – $72.95) per common share, were excluded from the computation of diluted net earnings per common share.

Note 7. Credit Card Receivables

During the third quarter $125 million (2005 – $125 million) of credit card receivables were securitized, $240 million (2005 - $225 million) year-to-date, by President's Choice Bank ("PC Bank"), a wholly owned subsidiary of the Company, through the sale of a portion of the total interest in these receivables to an independent trust. The securitization yielded a nominal net loss (2005 – nominal net loss) based on the assumptions disclosed in Note 8 of the consolidated financial statements for the year ended December 31, 2005. The independent trust's recourse to PC Bank's assets is limited to PC Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2005 – 15%) of the securitized amount.

($ millions)	2006 (as at October 7, 2006)	2005 (as at December 31, 2005)
Credit card receivables	$ 1,407	$ 1,257
Amount securitized	(1,250)	(1,010)
Net credit card receivables	$ 157	$ 247

During the first quarter of 2006 PC Bank restructured its credit card securitization program. Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 million of five year senior and subordinated notes at a weighted average rate of 4.5% to finance the purchase of credit card receivables previously securitized by PC Bank through an independent trust. The subordinated notes provide credit support to those notes which are more senior. PC Bank will continue to service the credit card receivables on behalf of Eagle, but will not receive any fee for its servicing obligations and has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. The restructuring of the portfolio yielded a nominal net loss.

Note 8. Employee Future Benefits

The Company's total net benefit plan cost recognized in operating income was $45 million and $111 million (2005 – $30 million and $77 million) for the third quarter and year-to-date respectively. The total net benefit plan cost included costs for the Company's defined benefit pension and other benefit plans, defined contribution pension plans and multi-employer pension plans.

Note 9. Long Term Debt

During the second quarter of 2006, the Company repaid its $125 million of 8.70% Series 1996 Provigo Inc. Debenture as it matured.

Note 10. Common Share Capital

(in millions)	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Actual common shares outstanding	274.1	274.1	274.1	274.1
Weighted average common shares outstanding	274.1	274.2	274.1	274.2

Note 11. Stock-Based Compensation

The Company's compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	2006 (16 weeks)	2005 (16 weeks)	2006 (40 weeks)	2005 (40 weeks)
Stock option plan income	$ (5)	$ (4)	$ (11)	$ (2)
Equity forwards loss	32	5	42	11
Restricted share unit plan expense	4	3	12	7
Net stock-based compensation cost	$ 31	$ 4	$ 43	$ 16

Stock Option Plan During the first three quarters of 2006, the Company paid the share appreciation value of $6 million (2005 – $40 million) on the exercise of 486,413 (2005 – 1,076,638) stock options. In addition, 463,394 (2005 – 133,761) stock options were forfeited or cancelled in the first three quarters of 2006. Under its existing stock option plan, no stock options were granted during the third quarter of 2006 (2005 – 29,120 stock options were granted with an exercise price of $69.75 per common share), 140,612 (2005 – 66,255) stock options with an exercise price of $55.50 (2005 – $72.95) per common share were granted during the second quarter of 2006, and 48,742 (2005 – 2,152,252) stock options with an exercise price of $54.71 (2005 - $69.63) per common share were granted during the first quarter of 2006.

At the end of the third quarter of 2006, a total of 4,544,969 (2005 – 5,378,186) stock options were outstanding and represented approximately 1.7% (2005 – 2.0%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. The Company's market price per common share at the end of the third quarter was $47.00 (2005 – $69.10).

Restricted Share Unit ("RSU") Plan The Company did not grant any RSUs (2005 – 5,096) in the third quarter of 2006. In the second quarter of 2006, 46,289 (2005 – 11,594) RSUs were granted, and in the first quarter of 2006, 644,712 (2005 – 376,645) RSUs were granted. In addition, 209,997 (2005 – nil) RSUs were cancelled and 111,470 (2005 – nil) RSUs were settled in cash in the first three quarters of 2006. At the end of the third quarter of 2006, a total of 752,718 (2005 – 393,335) RSUs were outstanding.

Note 12. Departure Entitlement Charge

The Company recorded a $12 million charge to income in the third quarter of 2006 related to the departure of John A. Lederer from the position of President and Director of the Company. An additional $10 million was paid pursuant to various incentive plans, the majority of which was previously accrued.

Note 13. Subsequent Events

Subsequent to the third quarter of 2006 a number of actions were in progress that are expected to result in costs being recorded during the fourth quarter of 2006. The aggregate impact of some of these actions has been quantified and is expected to be in the range of $127 million to $140 million. These actions are as follows:

- Subsequent to the end of the third quarter of 2006, members of certain Ontario locals of the United Food and Commercial Workers union ratified a new four-year collective agreement. The new agreement enables the Company to convert 44 stores in Ontario to *The Real Canadian Superstore* banner or food stores with equivalent labour economics, and the flexibility to invest in additional store labour where appropriate. As a result of securing this agreement, the Company will incur one-time costs of approximately $75 million to $80 million, including a $36 million contribution to a multi-employer pension plan. Also included in these costs is a payment of $31 million, due upon ratification.

- As part of a review of the Quebec operations, management approved a plan in the fourth quarter to close 19 underperforming stores mainly within the Provigo banner. This will result in a charge of approximately $40 million to $45 million for fixed asset impairment and other costs arising from these store closures and employee termination costs.

- As a result of the loss in tobacco sales following the change by a major tobacco supplier to direct shipment to certain customers of the Company, a review of the impact on the cash & carry and wholesale club network was undertaken. Subsequent to quarter end, management approved and communicated a formal plan to close 24 wholesale outlets over the next several months, which were impacted most significantly by this change. This reorganization will result in a charge of approximately $12 million to $15 million for fixed asset impairment and other costs arising from these closures and employee termination costs.

These costs will be recorded when the appropriate criteria for recognition are met. The majority of these costs are expected to be recorded in the fourth quarter of 2006. The Company continues to evaluate and review the costs of these actions.

Corporate Profile

Loblaw Companies Limited ("Loblaw or the "Company"") is Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and everyday household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice* and *no name* brands.

While food remains at the heart of its offering, Loblaw seeks to change Canadians' perceptions of what a supermarket can be. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household needs of Canadian consumers. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, *PC Financial* auto, home, travel and pet insurance as well as the *PC* points loyalty program.

Loblaw seeks to achieve its business objectives through stable, sustainable and long term growth. Its willingness to assume prudent operating risks is equaled by its commitment to the maintenance of a strong balance sheet position. In executing its strategies, Loblaw allocates the resources needed to invest in and expand its existing markets. It also maintains an active product development program. Loblaw is highly selective in its consideration of acquisitions and other business opportunities. Given the competitive nature of its industry, Loblaw also strives to make its operating environment as stable and as cost effective as possible. It works to ensure that its technology systems and logistics enhance the efficiency of its operations.

Trademarks

Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Financial Services and Investor Relations at the Company's National Head Office or by e-mail at investor@loblaw.ca.

Additional information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analyst call shortly following the release of its quarterly results. This call will be archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This report was printed in Canada on recycled paper.

Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (905) 459-2500
Fax: (905) 861-2206

Loblaw
COMPANIES LIMITED

loblaw.ca

82-4918

LOBLAW COMPANIES LIMITED
Details of Consolidated Earnings Coverage Ratio
For the 52 weeks ended October 7, 2006
($ millions)

	Actual
CONSOLIDATED INTEREST ON LONG TERM DEBT	
Interest on long term debt	286
Consolidated interest on long term debt	286
CONSOLIDATED EARNINGS	
Net earnings	738
Minority Interest	2
Income taxes	378
Interest on long term debt	286
Consolidated earnings for earnings coverage ratio	1,404
CONSOLIDATED EARNINGS COVERAGE RATIO	4.909